Exhibit 99.6

November 1, 2018

Aegean Marine Petroleum Network Inc.
10, Akti Kondili
185 45, Piraeus
Greece

$175,000,000 Senior Secured and $40,000,000 Junior Secured Superpriority Debtor-in-Possession
Term Loan Facilities Commitment Letter
Ladies and Gentlemen:
We understand that Aegean Marine Petroleum Network Inc. ("you" or the "Company") and certain of its subsidiaries (the "Debtor Guarantors", and together with Company, the "Debtors") are considering filing voluntary petitions for relief (the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code") in the United States Bankruptcy Court for Southern District of New York (together with any other court having jurisdiction over the Chapter 11 Cases from time to time, the "Bankruptcy Court"), and that the Debtors and certain other subsidiaries that are not Debtors (collectively, the "Non-Debtor Guarantors" and together with the Debtor Guarantors, the "Guarantors" and together with the Company, the "Loan Parties") desire to establish a $175,000,000 senior secured superpriority post-petition debtor-in-possession credit facility (the "FILO DIP Credit Facility") and a $40,000,000 junior secured superpriority post-petition debtor-in-possession credit facility (the "Second Lien DIP Credit Facility" and together with FILO DIP Credit Facility, the "DIP Facilities") having the terms and solely the conditions set forth in the term sheet attached hereto as Exhibit A (together with the exhibits, schedules and annexes attached thereto, the "Term Sheet") and in this letter (together with the Term Sheet and other exhibits, schedules and annexes attached hereto, the "Commitment Letter").  Capitalized terms used but not defined herein are used with the meanings assigned to them in the Term Sheet.

1.	Commitment

In connection with the foregoing, and subject solely to the terms and express conditions set forth in this Commitment Letter, the undersigned financing institutions or entities (together with its affiliates, funds or investment advisory client managed, advised or sub-advised by such entity or such affiliate, collectively, "we", "us" or the "Commitment Parties") commit, severally and not jointly, to provide to the Company the amounts of the DIP Facilities set forth on Schedule I hereto in the amounts set forth opposite each such Commitment Party's name (collectively, the "Commitments").

The rights and obligations of each of the Commitment Parties under this Commitment Letter shall be several and not joint, and no failure of any Commitment Party to comply with any of its obligations hereunder shall prejudice the rights of any other Commitment Party; provided that no Commitment Party shall be required to fund the commitment of another Commitment Party in the event such other Commitment Party fails to do so (the "Non-Funding Party") but each other Commitment Party shall be offered an opportunity to fund in whole or in part such portion of the Commitments of such Non-Funding Party (such funding party, the "Accepting Party").  Each Accepting Party shall be entitled to all of, or if more than one Accepting Party a pro rata portion of, the DIP Facilities and related fees, rights or powers that would otherwise be issued or granted to the Non-Funding Party.

In addition, each Commitment Party acknowledges that the Bankruptcy Code requires the approval of, and entry of an order by, the Bankruptcy Court and a notice period for approval of such financing pursuant to a final order of the Bankruptcy Court (the "Final Order" and funding of the DIP Facilities upon such Final Order, the "Final Order Draw").  Therefore, and in order to ensure that the Debtors have access to sufficient liquidity to conduct their operations during the period between filing for Chapter 11 Cases and the entry by the Bankruptcy Court of the Final Order, the Commitment Parties are willing to loan such portion of the DIP Facilities as the Bankruptcy Court may approve up to 100% of the FILO DIP Credit Facility and a minimum initial funding of $25 million of the Second Lien DIP Credit Facility (the "Interim Order Draw"), on an emergency basis, on the terms and subject solely the express conditions set forth in, and to the extent permitted by, (i) an order to be entered by the Bankruptcy Court approving the Interim DIP Draw, in form and substance reasonably satisfactory to the Commitment Parties (the "Interim Order" and together with the Final Order, the "Orders"), and (ii)  this Commitment Letter.

After the funding of the Interim Order Draw, a portion of the Commitment Parties' Commitments hereunder may be reduced pro rata in an aggregate amount equal to any commitment allocated, on terms and conditions acceptable to the Commitment Parties and the Borrower, on or prior to a date to be determined prior to the date of entry of the Final Order, to the beneficial holders (other than the Commitment Parties) as of 11:59 p.m. New York time on a date to be determined (the "Record Date") of the 4.00% Convertible Senior Notes due 2018 (the "2018 Convertible Notes") and the 4.25% Convertible Senior Notes due 2021 (the "2021 Convertible Notes") issued by the Company (such holders and beneficial owners, collectively, the "Other Prepetition Noteholders") on a ratable basis up to their respective pro rata share of the prepetition claims under the 2018 Convertible Notes and the 2021 Convertible Notes as of the Record Date.  Notwithstanding the foregoing, if any Other Prepetition Noteholder fails to fund any portion of its commitment on the date upon which all applicable conditions precedent are satisfied for the Final Order Draw, then the Commitment Parties shall fund such amount as if there were no reductions in the respective Commitment amounts set forth above (and herein) as a result of the commitment allocated to such Other Prepetition Noteholder.

2.	Information

You hereby represent and warrant that (a) all written information (other than any Projections (as defined below) and information of a general economic or general industry nature) (the "Information") that has been or will be made available to us by you or on behalf of you by any of your representatives in connection with the transactions contemplated hereby (in each case, as modified or supplemented by other information so made available and other public filings with the Bankruptcy Court for the Chapter 11 Cases or the U.S. Securities and Exchange Commission) does not or will not when made available (taken as a whole and as supplemented) contain any misstatement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are made, not materially misleading and (b) any financial projections, estimates, forecasts and other forward-looking information concerning the Debtors (the "Projections") that have been or will be made available in writing to us by you or on behalf of you by any of your representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions that you believe are reasonable at the time made and at the time the related Projections are made available to us, it being recognized by each of the Commitment Parties and the Lenders that such Projections as they relate to future events are not to be viewed as fact and that actual results during the period or periods covered by such Projections may differ from the projected or estimated results set forth therein by a material amount.  You agree that if you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if such representations were made at such time, then you will promptly supplement, or cause to be supplemented, the Information and the Projections so that the representations and warranties are correct in all material respects as if the Information and Projections were being furnished, and such representations and warranties were being made, on such date.  In providing this Commitment Letter and arranging the DIP Facilities, the Commitment Parties are relying on the accuracy of the Information furnished to them by or on behalf of you by your representatives without independent verification thereof.

3.	Fees

As a condition for the commitments and agreements of the Commitment Parties hereunder, you agree to pay or cause to be paid the nonrefundable fees described in the Term Sheet.  You agree to pay or cause to be paid annual administrative fees to the applicable agents not to exceed an amount to be agreed per year and other reasonable and documented fees and out of pocket expenses of the agent to be separately agreed.  Notwithstanding anything to the contrary herein, this Section 3 shall be subject in all respects to entry of the Orders.

4.	Conditions

Each Commitment Party's commitments and agreements hereunder are subject to satisfaction (or waiver by the Commitment Parties) of the following conditions:

(i)
the accuracy and completeness in all material respects (or, with respect to any representation that is itself modified or qualified by materiality or a "Material Adverse Effect" standard, such representation shall be true and correct in all respects) of all representations that the Loan Parties make to the Commitment Parties in this Commitment Letter and the Definitive Financing Documentation (as defined below) (if applicable);

(ii)
the Company's compliance in all material respects with its obligations under this Commitment Letter, including without limitation, the payment in full when due of all invoiced reasonable out-of-pocket fees, expenses and other amounts payable under this Commitment Letter (including all legal fees and financial advisory fees);

(iii)	the satisfaction (or waiver) of the conditions precedent set forth in the Term Sheet;
(iv)
(a) with respect to the FILO DIP Credit Facility, the execution and delivery by the Loan Parties of definitive documentation evidencing the ABL DIP Credit Facility (as defined below) and the FILO DIP Credit Facility, in each case, which shall be in form and substance substantially consistent with the Term Sheet or otherwise on terms reasonably acceptable to the Commitment Parties and the Company, and (b) with respect to the Second Lien DIP Credit Facility, the agreement, by the Loan Parties, on terms consistent with the Term Sheet or otherwise on terms reasonably acceptable to the Commitment Parties and the Company, evidencing the Second Lien DIP Credit Facility (it being understood and agreed that as a condition to any further borrowings under the Second Lien DIP Credit Facility after the Interim Order Draw, the execution and delivery by the Loan Parties of definitive documentation evidencing the Second Lien DIP Facility shall be required (each such definitive documentation, the "Definitive Financing Documentation"));

(v)
in the case of the Interim Order Draw, the entry of the Interim Order, which shall (a) be in form and substance reasonably satisfactory to the Commitment Parties and the Company in all respects, (b) be consistent with this Commitment Letter, (c) authorize the Debtors to pay the fees and expenses set forth in the Commitment Letter and otherwise authorize the Debtors to accept, and incur their obligations under, the Commitment Letter and the Definitive Financing Documentation, (d) provide that the right to receive all amounts that may become due and owing to each of the Commitment Parties pursuant to the terms of the Commitment Letter shall be entitled to priority as administrative expense claims under Sections 503(b) and 507(a)(2) of the Bankruptcy Code, (e) be in full force and effect after entry thereof and unstayed and (f) not be modified in any manner materially adverse to the rights or interests of the Commitment Parties;

(vi)
in the case of all portions of the DIP Facilities other than the Interim Order Draw, the entry of the Final Order, which shall be substantially consistent with the Interim Order (other than such changes necessary to reflect the description and the effect of the Final Order) or otherwise be in form and substance reasonably satisfactory to the Commitment Parties and the Company in all respects;

(vii)
in the case of the Interim Order Draw, the satisfaction (or waiver) of the conditions precedent set forth in (a) with respect to the Second Lien DIP Credit Facility, the Interim Order and the Term Sheet, and (b) with respect to the FILO DIP Credit Facility, the Interim Order and the Definitive Financing Documentation, as applicable;

(viii)	in the case of the Final Order Draw, the satisfaction (or waiver) of the conditions precedent set forth in the Final Order and the Definitive Financing Documentation, as applicable;
(ix)
substantially concurrently with the Interim Order Draw, the consummation and the initial funding of the senior secured superpriority debtor-in-possession ABL financing provided by Goldman Sachs Lending Partners LLC ("GSLP") or its affiliates (the "ABL DIP Credit Facility");

(x)
substantially concurrently with the Interim Order Draw, the payment in full in cash of all outstanding principal, all accrued and unpaid interest and all other obligations outstanding under the Company's existing borrowing base credit facilities provided by Mercuria Energy Group Limited or any of its affiliates;

(xi)
all documents and instruments necessary or reasonably required by the applicable agents to create and perfect the liens on and security interest in the collateral for the DIP Facilities as described in the Term Sheet, in each case, free and clear of all other liens and security interests shall have been executed (if applicable) and delivered by the Loan Parties, as applicable, and be in proper form for filing in form and substance reasonably satisfactory to the Commitment Parties; provided that to the extent such security interests cannot be created or perfected prior to the date of the entry of the Interim Order after having used commercially reasonable efforts, such security interests may be created or perfected on a post-closing basis, in each case, within a time period reasonably acceptable to the Commitment Parties (but in any event no later than the date of the entry of the Final Order);

(xii)
execution and delivery by the Guarantors of guarantees of the Loan Parties' obligations under the DIP Facilities consistent with the Term Sheet or otherwise in form and substance reasonably satisfactory to the Commitment Parties, which shall be in full force and effect; provided, that such guarantees shall include customary savings clause as applicable with respect to certain foreign jurisdictions; provided further that to the extent such guarantees cannot be executed and delivered prior to the date of the entry of the Interim Order after having used commercially reasonable efforts, such guarantees may be executed and delivered on a post-closing basis, in each case, within a time period reasonably acceptable to the Commitment Parties (but in any event no later than the date of the entry of the Final Order);

(xiii)
prior to the Interim Order Draw or the Final Order Draw, as applicable, each Commitment Party having received all documentation and other information required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations with respect to the Borrower and the Guarantors;

(xiv)
any and all material governmental consents and approvals necessary in connection with the funding of the DIP Facilities and the execution and delivery by the Loan Parties of the Definitive Financing Documentation shall have been obtained and shall remain in effect;

(xv)	the transactions contemplated by this Commitment Letter shall have been consummated in all material respects in accordance with applicable laws, rules and regulations; and
(xvi)
the Loan Parties and holders of at least 50% of the outstanding principal amount of the 2018 Convertible Notes and the 2021 Convertible Notes shall have executed and delivered a restructuring support agreement ("RSA"), which shall be in form and substance reasonably acceptable to the Commitment Parties and the Company and include the terms set forth on Exhibit B.

5.	Escrow

Notwithstanding anything to the contrary contained herein, the Company's obligations hereunder shall be subject to and conditioned upon the Commitment Parties having funded their respective Commitments into escrow on mutually agreeable terms and in any event no later than one (1) business day after the date hereof.

6.	Indemnification

The Loan Parties agree to indemnify and hold harmless each of the Commitment Parties, any administrative agent, collateral agent or trustee, as applicable, for the DIP Facilities (in any such capacity, the "Agent"), their respective securityholders, partners, members, subsidiaries, affiliates and each of their respective directors, officers, managers, equityholders, employees, equityholders, attorneys, advisors, agents and other representatives of each of the foregoing (each, solely in its capacity as such, an "Indemnified Person") from and against any and all losses, claims, expenses, damages and liabilities to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the DIP Facilities, the DIP financing, the transactions contemplated by this Commitment Letter, the use of the proceeds thereof or any claim, litigation, investigation or proceeding (a "Proceeding") relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, whether or not such Proceedings are brought by you, your equityholders, affiliates, creditors or any other person, and to reimburse each Indemnified Person promptly after demand for any reasonable and documented (subject to redaction for privileged, confidential or otherwise sensitive information) legal or other expenses incurred in connection with investigating or defending any of the foregoing by one primary counsel for all Indemnified Persons, taken as a whole (and (i) if necessary, by one local counsel in each appropriate jurisdiction for all Indemnified Persons, taken as a whole, and (ii) solely in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter retains its own counsel, separate counsel for each group of similarly situated Indemnified Persons); provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related costs and expenses to the extent they are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from (a) the willful misconduct or gross negligence of such Indemnified Person (or its related parties), (b) a material breach by such Indemnified Person of its obligations under this Commitment Letter or (c) arising out of a dispute solely among Indemnified Persons not involving or arising out of an act or omission of the Company or its subsidiaries, other than in such Indemnified Person's capacity of fulfilling its role as an arranger, administrative agent, collateral agent or any similar role in respect of the DIP Facilities.  In the case of a Proceeding to which the indemnity in this paragraph applies, such indemnity will be effective whether or not such claim, investigation, litigation or proceeding is brought by the Company, any of its directors, equityholders, security holders, affiliates or creditors, an Indemnified Person or any other person or an Indemnified Person is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Party or any other party hereto will have any liability (whether direct or indirect, in contract, tort or otherwise) to the Loan Parties, any party hereto or any of their respective securityholders, partners, members, subsidiaries, affiliates and each of their respective directors, officers, managers, equityholders, employees, equityholders, attorneys, advisors, agents and other representatives of each of the foregoing or their creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such person's (or their related parties') gross negligence, material breach of its obligations under this Commitment Letter or willful misconduct.  In no event, however, will any Indemnified Party or party hereto be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).  It is further agreed that each Commitment Party shall only have liability to you (as opposed to any other person) and that each Commitment Party shall be liable solely in respect of its own commitment with respect to the DIP Facilities on a several, and not joint, basis with any other Commitment Party.  No Indemnified Person nor any other person party hereto shall be liable for any damages arising from the use by others of Information, Projections or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from the gross negligence, material breach by such person of its obligations under this Commitment Letter or willful misconduct of such person.  None of the Indemnified Persons nor any party thereto shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the DIP Facilities or the transactions contemplated hereby or thereby.

7.	Costs and Expenses

The Loan Parties will pay or reimburse the Commitment Parties and the Agent promptly following written demand, from time to time, whether or not any portion of the DIP Facilities is funded, for (a) all reasonable and documented fees and expenses of the Commitment Parties and the Agent in connection with the DIP Facilities and the transactions contemplated hereby (including, without limitation, reasonable and documented fees, disbursements and other charges of Akin Gump Strauss Hauer & Feld LLP and PJT Partners, Inc. in accordance with their respective fee letters with the Company, as applicable, and local counsel in applicable jurisdictions), whether incurred before or after the date hereof in connection with the DIP Facilities and the preparation, negotiation, execution and delivery of this Commitment Letter, the Orders or the Definitive Financing Documentation, and (b) all fees and expenses (including fees, disbursements and other charges of counsel and advisors) for the enforcement costs and documentary taxes associated with this Commitment Letter or the DIP Facilities and the transactions contemplated hereby or thereby.

8.	Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

You acknowledge that each Commitment Party (or any affiliate thereof) may from time to time effect transactions, for its own or its affiliates' account or the account of customers, and hold positions in loans, securities or options on loans or securities of, or claims against, you, your affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. You also acknowledge that the Commitment Parties and their respective affiliates have no obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies or persons.  In addition and without limiting or modifying the terms of any applicable confidentiality agreement, none of the Commitment Parties and their respective affiliates will use confidential information obtained from you or your affiliates or on your or their behalf by virtue of the transactions contemplated hereby in connection with the performance by such Commitment Party and its affiliates of services for other companies or persons, and none of the Commitment Parties and their respective affiliates will disclose any such information to any of their other customers (other than as permitted to be disclosed under Section 8).

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you (and your affiliates) and the Commitment Parties (and their affiliates) is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Parties have advised or are advising you on other matters, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arm's length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty to you or your affiliates on the part of the Commitment Parties, and you waive, to the fullest extent permitted by law, any claims you may have against any Commitment Party for breach or alleged breach of any fiduciary duty on the part of the Commitment Parties and agree that no Commitment Party will have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including equityholders, employees or creditors, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, and you are responsible for making your own independent judgment with respect to the transactions contemplated by this Commitment Letter and the process leading thereto, (d) you have been advised that the Commitment Parties and their respective affiliates are engaged in a broad range of transactions that may involve interests that differ from your and your affiliates' interests and that the Commitment Parties and their respective affiliates have no obligation to disclose such interests and transactions to you and your affiliates, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (f) each Commitment Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity, and (g) none of the Commitment Parties or their affiliates has any obligation or duty (including any implied duty) to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein or in any other express writing executed and delivered by such Commitment Party and you or any such affiliate.

Additionally, the Commitment Parties may employ the services of their respective affiliates in providing certain services hereunder and may exchange with such affiliates in connection therewith information concerning you, and such affiliates shall be entitled to the benefits afforded to, and be subject to the obligations of, the Commitment Parties under this Commitment Letter. You acknowledge and agree that no Commitment Party is advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction.  You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated by this Commitment Letter, and the Commitment Parties shall not have any responsibility or liability to you with respect thereto.  Any review by the Commitment Parties of the transactions contemplated by this Commitment Letter or other matters relating thereto will be performed solely for the benefit of the Commitment Parties and shall not be on behalf of you or any of your affiliates.

9.	Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor any of its terms or substance shall be disclosed by you, directly or indirectly, to any other person or entity (including other lenders, underwriters, placement agents, advisors or any similar persons), except (a) to your affiliates and your and your affiliates' respective officers, directors, employees, attorneys, accountants, agents and advisors (collectively, the "Company Related Parties"), in each case, on a confidential basis, (b) to the extent required in any legal, judicial or administrative proceeding or as otherwise required by law, regulation or compulsory legal process or by governmental, judicial and/or regulatory authorities (in which case you agree, to the extent permitted by law, to inform us promptly in advance thereof), (c) in connection with any public filing requirement that you and we agree that you are required to satisfy, (d) as may be reasonably required to obtain court approval in connection with any acts or obligations to be taken pursuant to this Commitment Letter or the transactions contemplated hereby, which may be accomplished through the attachment or incorporation of this Commitment Letter, the Term Sheet and the contents hereof and thereof to or into pleadings to be filed with any such court, or otherwise to the extent reasonably required in the Chapter 11 Cases; provided that you agree to use commercially reasonable efforts to take, or cause to be taken, such actions reasonably requested by us to prevent any of the terms thereof from becoming publicly available (provided that such fees shall be permitted to be disclosed by you as part of projections, pro forma information and/or a generic disclosure of aggregate sources and uses for the DIP Facilities to the extent customary in public filings, pleadings, syndication or other marketing materials for a facility of this type), (e) to the extent such information becomes publicly available other than by reason of disclosure by you or any of the Company Related Parties in violation of any confidentiality obligations hereunder, and (f) to enforce your rights and remedies hereunder.  The provisions of this paragraph shall automatically terminate and be superseded by the confidentiality provisions to the extent covered in the Definitive Financing Documentation and shall in any event automatically terminate one year following the date of this Commitment Letter.

Without limiting the terms of any other confidentiality agreement, each of the Commitment Parties shall use all information provided to them or their respective Representatives (as defined below) by any of the Debtors or on behalf of any Debtor by any Debtor's representatives in connection with this Commitment Letter and the DIP Facilities or the other transactions contemplated hereby solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided that nothing herein shall prevent any Commitment Party from disclosing any such information (i) to the extent required pursuant to the order of any court or administrative agency or in any legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule, regulation or compulsory legal process (in which case such Commitment Party agrees to inform you promptly thereof prior to such disclosure to the extent timely practicable and not prohibited by applicable law, rule, regulation or other legal process (except with respect to any audit or examination conducted by bank accountants or any self-regulatory authority or governmental or regulatory authority exercising examination or regulatory authority)), (ii) to the extent necessary to comply with the request or demand of any regulatory authority having jurisdiction over such Commitment Party or any of its affiliates; provided that, if such request or demand specifically references the Company or the transactions contemplated hereby, such Commitment Party agrees to inform you promptly thereof prior to such disclosure to the extent timely practicable and not prohibited by such request or demand (except with respect to any audit or examination conducted by bank accountants or any self-regulatory authority or governmental or regulatory authority exercising examination or regulatory authority), (iii) to the extent that such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or its or such affiliates' respective Representatives (as defined below) in breach of this Commitment Letter or other confidentiality agreement or arrangement with the Company, (iv) to any Commitment Party's affiliates, and its and such affiliates' respective employees, directors, officers, legal counsel, independent auditors, professionals and other experts, advisors or agents (collectively, "Representatives") who need to know such information in connection with the transactions contemplated by this Commitment Letter and are informed of the confidential nature of such information and instructed to keep such information of this type confidential (it being understood that each Commitment Party will be responsible for any breach of the terms of this paragraph by any of its or its affiliates' Representatives), (v) for purposes of establishing a "due diligence" defense, (vi) to the extent that such information is or was received by such Commitment Party from a third party (other than an affiliate of the Company) that is not to such Commitment Party's knowledge subject to confidentiality obligations to you or any of your affiliates, (vii) to the extent that such information is independently developed by such Commitment Party without use of or reference to any other information that is otherwise required to be treated by us as confidential pursuant to this paragraph, (viii) to potential permitted assignees or participants of such Commitment Party's obligations under the DIP Facilities, in each case, who agree to be bound by confidentiality and use restrictions in accordance with the proviso to this sentence (other than, with respect to any assignment, disqualified institutions disclosed in writing to the Commitment Parties prior to such assignment), or (ix) to any counterparties or prospective counterparties under any hedge agreements or other derivative arrangements with any of the Debtors or their respective subsidiaries that benefit from any guarantees or liens securing the obligations under the DIP Facilities, in each case who have agreed to be bound by confidentiality and use restrictions in accordance with the proviso to this sentence.  The provisions of this paragraph shall automatically terminate and be superseded by the confidentiality provisions to the extent covered in the Definitive Financing Documentation and shall in any event automatically terminate one year following the date of this Commitment Letter.

10.	Miscellaneous

This Commitment Letter shall not be assignable by you without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the Indemnified Persons and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons to the extent expressly set forth herein.  Assignments by any Commitment Party shall be subject to Section 1 hereof; provided, that such assignee is or has agreed to be bound by the RSA.  Each of the Commitment Parties reserves the right to employ the services of its affiliates in providing services contemplated hereby, and to satisfy its obligations hereunder through, or assign its rights and obligations hereunder to, one or more of its affiliates, separate accounts within its control or investments funds under its or its affiliates' management (collectively, "Commitment Party Affiliates"); and to allocate, in whole or in part, to its affiliates certain fees payable to such Commitment Party in such manner as such Commitment Party and its affiliates may agree in their sole discretion; provided that no delegation or assignment to a Commitment Party Affiliate shall relieve such Commitment Party from its obligations hereunder to the extent that any Commitment Party Affiliate fails to satisfy the Commitments hereunder or any other obligation of such Commitment Party at the time required.

This Commitment Letter (including, for the avoidance of doubt, the Term Sheet) may not be amended or waived except by an instrument in writing signed by each party hereto.

This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission (e.g., "pdf" or "tif") shall be effective as delivery of a manually executed counterpart hereof.  Except with respect to any applicable confidentiality agreements, this Commitment Letter sets forth the entire understanding of the parties with respect to the DIP Facilities, and replaces and supersedes all prior agreements and understandings (written or oral) related to the subject matter hereof.  This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York and, to the extent applicable, the Bankruptcy Code.

You and we hereby irrevocably and unconditionally submit to the exclusive jurisdiction (or, in the case of the Commitment Parties, the non-exclusive jurisdiction) of (a) the Bankruptcy Court, or (b) if the Bankruptcy Court declines to exercise jurisdiction, then any state or federal court sitting in the Borough of Manhattan in the City of New York and, in each case of the foregoing, any appellate court from any such court, over any suit, action or proceeding arising out of or relating to the transactions contemplated hereby, this Commitment Letter or the performance of services hereunder; provided that suit for the recognition or enforcement of any judgment obtained in any such court may be brought in any other court of competent jurisdiction.  You and we agree that service of any process, summons, notice or document by registered mail addressed to you or us shall be effective service of process for any suit, action or proceeding brought in any such court.  You and we hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You and we hereby irrevocably agree to waive any right to trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of this Commitment Letter or the performance of services hereunder.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (as amended, the "PATRIOT Act"), it is required to obtain, verify and record information that identifies the Debtors and the other Loan Parties, which information includes names, addresses, tax identification numbers and other information that will allow such Commitment Party or any Lender to identify the Debtors and the other Loan Parties in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Commitment Parties and each Lender.

This paragraph and the indemnification, expense reimbursement, jurisdiction, confidentiality, governing law, sharing of information, no agency or fiduciary duty, waiver of jury trial, service of process and venue provisions contained herein shall remain in full force and effect regardless of whether the Definitive Financing Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Commitments; provided that your obligations under this Commitment Letter (other than your obligations with respect to confidentiality) shall automatically terminate and be superseded by the applicable provisions of the Definitive Financing Documentation upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time, in each case, to the extent any of the Definitive Financing Documentation has comparable provisions with comparable coverage.  You may terminate this Commitment Letter with 2 Business Days' prior written notice to us.

You and we hereby agree that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter herein; it being acknowledged and agreed that the funding of the DIP Facilities is subject to the conditions specified herein and in the Term Sheet, including, with respect to the FILO DIP Credit Facility, the execution and delivery of the Definitive Financing Documentation by the parties hereto in a manner consistent with this Commitment Letter.  Each of the Commitment Parties and you will use their commercially reasonable efforts to prepare, negotiate and finalize the Definitive Financing Documentation in good faith as contemplated by this Commitment Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter by returning to us executed counterparts of this Commitment Letter no later than 11:59 p.m., New York City time, on [•], 2018. This offer will automatically expire if we have not received such executed counterparts in accordance with the preceding sentence.  In addition, the commitment and agreements of the Commitment Parties hereunder shall expire on the earliest to occur of (i) 3:00 p.m. (New York City time) on [•], 2018, (ii) any Order being reversed, stayed for a period of three (3) consecutive business days or longer, or vacated, or shall have been amended, supplemented or otherwise modified in any manner materially adverse to the rights or interests of the Commitment Parties without the prior written consent of the Commitment Parties, (iii) any Chapter 11 Case with respect to any Debtor is converted to a proceeding under Chapter 7 of the Bankruptcy Code, or (iv) a trustee or examiner (other than a fee examiner) with expanded powers (having powers beyond those set forth in sections 1106(a)(3)) and 1106(a)(4) of the Bankruptcy Code) under section 1104 of the Bankruptcy Code is appointed with respect to the Debtors and substantially all of their respective properties, unless, prior to such time or event, the conditions precedent to the funding of the Interim Order Draw have been satisfied, including the payment of all amounts due under this Commitment Letter and the Interim Order.

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Very truly yours, [∙]
By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Commitment Letter]

Agreed to and Accepted this
____ day of October, 2018

AEGEAN MARINE PETROLEUM NETWORK INC.

By: ________________________
Name:
Title:

[Signature Page to Commitment Letter]

Schedule I
Commitment Parties and Commitments

Exhibit A

Aegean Marine Petroleum Network, Inc.
 Senior Secured and Junior Secured Superpriority Debtor-in-Possession Term Loan Facilities
Summary of Terms and Conditions

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Commitment Letter to which this Exhibit A is attached.

	FILO DIP CREDIT FACILITY	SECOND LIEN DIP CREDIT FACILITY
Borrowers and Guarantors:
Aegean Marine Petroleum Network Inc., the Debtors of the Chapter 11 Cases, the borrowers and guarantors under the existing borrowing base credit facilities, (including, but not limited to, Aegean Bunkering (USA) LLC, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., Aegean Bunkering Germany GmbH, Obast Bunkering & Trading GmbH), and any other borrower under the ABL DIP Credit Facility.
Same as FILO DIP Credit Facility and all material subsidiaries, including any subsidiary possessing claims or causes of action against any third party.
Commitment; Type of Facility:	$175M "first in last out" Term Loans (fully backstopped by the Commitment Parties) to be fully drawn on the date of the Interim Order Draw.
$40M second lien term loans (fully backstopped by the Commitment Parties)[1] to be partially drawn on the date of the Interim Order Draw and from time to time based on an agreed upon budget (subject to permitted variances).

Use of Proceeds:
Refinance the existing borrowing base credit facilities provided by Mercuria Energy Group Limited or any of its affiliates, and fund working capital needs in accordance with an agreed upon budget (subject to permitted variances).

Replace other working capital arrangements of the Debtors, including inventory sleeve arrangements.

Fund the incremental liquidity need to rebuild the borrowing base, operational cash burn and expenses incurred in connection with the Chapter 11 Cases in accordance with an agreed upon budget (subject to any permitted variances).

Fund the incremental liquidity need to rebuild the borrowing base, operational cash burn and expenses incurred in connection with the Chapter 11 Cases in accordance with an agreed upon budget (subject to any permitted variances).

Collateral / Priority:
Same as ABL DIP Credit Facility, but second out in the waterfall behind ABL DIP Credit Facility.

Junior liens on assets securing the Second Lien DIP Credit Facility.

Superpriority administrative expense claim and superpriority lien subject to carve-out.

First lien on all unencumbered assets, including claims and causes of action against any third party; provided that holders of 2018 Convertible Notes and 2021 Convertible Notes shall have information rights regarding the Litigation Claims (as defined below); provided, further that the Orders shall contain a marshaling provision providing that collateral securing the Second Lien DIP Credit Facility other than the Litigation Claims shall be used first to satisfy the obligations under the Second Lien DIP Credit Facility.

Second lien on encumbered physical assets (i.e., vessels and terminals) and second lien on assets securing the ABL DIP Credit Facility and the FILO DIP Credit Facility.

Superpriority administrative expense claim and postpetition lien, subject to carve-out.

1 NTD: may be structured as a tradeable note.  To be discussed with Company advisors.

Maturity:	6 months after the Petition Date.	Same as the FILO DIP Credit Facility.
Interest Rates:	L+8.75% (LIBOR floor of 1%) per annum payable in kind. Default interest of 2%.	L+10.0% (LIBOR floor of 1%) per annum payable in kind. Default interest of 2%.
Backstop Fee:	5% payable in kind.	5% payable in kind.
Commitment Fee:	2% payable in kind.	5% payable in kind.
Other Costs:	Penny warrants for 10% of reorganized equity (subject to dilution by the MIP).	N/A
Prepayments:
Voluntary:  Prepayments may be made at any time without premium or penalty (other than breakage costs to the extent applicable).

Mandatory:  The Definitive Financing Documentation will require mandatory prepayments customarily found in loan documents for similar debtor-in-possession financings, including, without limitation (subject to customary reinvestment rights, exceptions, and materiality acceptable to the Commitment Parties and the Company), prepayments from net cash proceeds of (i) asset sales, (ii) insurance and condemnation proceeds and (iii) unpermitted debt issuances, in each case, received by the Borrower or any of the Guarantors.
Same as FILO DIP Credit Facility.
Conditions Precedent to the Closing:
As described in the Commitment Letter plus the following, (i) delivery of the initial budget reasonably acceptable to the Commitment Parties in their discretion (the "Approved Budget"), (ii) no default or event of default, (iii) accuracy of representations and warranties in all material respects; (iv) delivery of a borrowing request; and (v) such other appropriate conditions precedent set forth in the Company's ABL DIP Credit Facility.
Same as FILO DIP Credit Facility.
Representations and Warranties:
The Definitive Financing Documentation will contain representations and warranties customarily found in loan documents for similar debtor-in-possession financings (in each case, subject to materiality qualifiers reasonably acceptable to the Commitment Parties) and other appropriate representations and warranties set forth in the Company's ABL DIP Credit Facility.
Same as FILO DIP Credit Facility.
Reporting Covenants, Affirmative Covenants and Negative Covenants:
The Definitive Financing Documentation will contain reporting requirements, affirmative covenants and negative covenants customarily found in loan documents for similar debtor-in-possession financings and including: (i) delivery of budget substantially consistent with the Approved Budget or otherwise in form and substance satisfactory to the Commitment Parties, (ii) delivery of variance reports, and (iii) such other appropriate covenants set forth in the Company's ABL DIP Credit Facility.
Same as FILO DIP Credit Facility.

Milestones:
Milestones to be agreed upon, which shall include, among other things, (i) the milestones included in the ABL DIP Credit Facility, (ii) plan related milestones and (iii) 5-year business plan to be delivered within [30] days of the petition date.
Same as FILO DIP Credit Facility.
Financial Covenants:	Same as ABL DIP Credit Facility, which shall be limited to a budget variance covenant.	Same as ABL DIP Credit Facility.
Events of Default:
The Definitive Financing Documentation will contain events of default customarily found in loan documents for similar debtor-in-possession financing and other events of default deemed by the Commitment Parties appropriate to the specific transaction, in each case subject to materiality, exceptions, and grace periods to be agreed but not to be more onerous than the ABL DIP Credit Facility.
Same as FILO DIP Credit Facility.
Exit:	FILO DIP Credit Facility will be refinanced or roll into exit financing facility on substantially similar terms and conditions (including, for the avoidance of doubt, PIK interest only).
The terms upon which  the Second Lien DIP Credit Facility will roll into new second lien notes and subsequently be convertible into 55% of the equity interests of the reorganized Debtors (subject to dilution by the MIP) shall be agreed among the Debtors and the lenders under the Second Lien DIP Credit Facility.

Governing Law:	State of New York (and, to the extent applicable, the Bankruptcy Code).	Same as FILO DIP Credit Facility.

Exhibit B

Aegean Marine Petroleum Network, Inc.

Summary of Certain Terms and Conditions for Plan of Reorganization

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Commitment Letter to which this Exhibit B is attached.

TREATMENT OF CERTAIN CLAIMS AND OTHER TERMS OF PLAN
Management Incentive Plan	Up to 10% of the equity interests of the reorganized Debtors shall be available for a management incentive plan ("MIP") on terms and conditions to be agreed upon.
ABL DIP Credit Facility:
The ABL DIP Credit Facility will be refinanced or roll into an exit financing facility on terms and conditions to be agreed upon, which refinancing or new exit facility shall be in form and substance reasonably acceptable to the Debtors, GSLP, and any other parties with consent rights pursuant to the terms of the RSA.

FILO DIP Credit Facility:
The FILO DIP Credit Facility will be refinanced or roll into an exit financing facility on substantially similar terms and conditions (including, for the avoidance of doubt, PIK interest only), which refinancing or new exit facility shall otherwise be in form and substance reasonably acceptable to the Debtors, GSLP, each of the lenders under the DIP FILO Credit Facility and any other parties with consent rights pursuant to the terms of the RSA,.  The lenders under the DIP FILO Credit Facility shall receive penny warrants convertible into 10% of the equity interests of the reorganized Debtors (subject to dilution by the MIP).

Second Lien DIP Credit Facility:
The Second Lien DIP Credit Facility will roll into new second lien notes, which shall be subsequently convertible into 55% of the equity interests of the reorganized Debtors (subject to dilution by the MIP).  The terms of new second liens notes and terms upon which the new second lien notes will convert into the equity interests of the reorganized Debtors shall be agreed upon by the Debtors, each of the lenders under the Second Lien DIP Credit Facility and any other parties with consent rights pursuant to the terms of the RSA.

General Unsecured Claims at Aegean Marine Petroleum Network Inc. ("AMPNI") (including 2018 Convertible Notes and 2021 Convertible Notes):
Holders of General Unsecured Claims at AMPNI shall receive (a) their pro rata share of 35% of the equity interests of the reorganized Debtors (on a fully diluted basis accounting for conversion of the new convertible notes and subject to further dilution by the MIP); (b) Warrants for 7.5% of the equity interests in the reorganized Debtors with a strike price equal to the equity value of $275 million; and (c) 100% of the beneficial interests of the Litigation Trust (defined below).

On the effective date of the Plan, the Debtors shall transfer all claims and causes of action relating to (i) the subject matter of the audit committee's investigation into certain accounting irregularities, including claims against the Debtors' directors, officers, and auditors, and (ii) the Hess litigation (collectively, the "Litigation Claims") to a litigation trust (the "Litigation Trust") that shall be governed by a trust agreement (the "Litigation Trust Agreement") in form and substance reasonably acceptable to the parties with consent rights pursuant to the RSA.  The Debtors shall fund the Litigation Trust with $[5 million] and the trustee for the Litigation Trust shall be selected by the holders of the 2018 Convertible Notes and 2021 Convertible Notes (consistent with any consent rights under the RSA).

General Unsecured Claims at Debtor Guarantors	Paid in full in cash in the ordinary course or such other treatment rendering them unimpaired.